1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2013

Taiwan Semiconductor Manufacturing

Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,

Hsinchu Science Park,

Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐             No  ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:             .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: February 26, 2013	By	/s/ Lora Ho
Lora Ho
Senior Vice President & Chief Financial Officer

TSMC and Altera Continue Long-Term Partnership

Hsinchu, Taiwan, and San Jose, Calif. — Feb. 26, 2013 - TSMC (TWSE: 2330, NYSE: TSM) and Altera Corporation (NASDAQ: ALTR) today reaffirmed their commitment to a long-term partnership to set new milestones in FPGA innovation. TSMC is Altera’s primary foundry, supplying a wide array of processes to fulfill Altera’s product portfolio, including soon-to-be-released 20 nm products, existing mainstream products, and long-lived legacy components.

Altera is fully engaged with TSMC on developing products based on next-generation process technologies. Altera’s next major product family leverages TSMC’s cost-effective 20SoC process for optimal power and performance and will include several significant product and technology innovations for both companies. Altera will continue to leverage future TSMC process technologies in its tailored product portfolio for performance, bandwidth, and power efficiency needs across diverse end applications.

“Over the course of our 20-year collaboration, Altera and TSMC have achieved many industry milestones that have greatly benefitted both companies,” said John Daane, president, CEO and chairman of Altera. “TSMC remains an important part of our future product development. We look forward to continuing our close partnership to jointly develop technologies for next-generation products.”

Morris Chang, TSMC’s chairman and CEO added, “The history of collaboration between Altera and TSMC has exemplified the way fabless and foundry have nurtured each other to become a powerful force in the semiconductor industry. TSMC would not be where it is today without customers like Altera, and I firmly believe this partnership will continue to flourish.”

TSMC Spokesperson:	TSMC Acting Spokesperson:	Altera Media Contact:

Lora Ho TSMC Senior VP & CFO Tel: 886-3-505-4602	Elizabeth Sun Director TSMC Corporate Communication Division Tel: 886-3-568-2085 Mobile: 886-988-937999 E-Mail: elizabeth_sun@tsmc.com	Sue Martenson Senior PR Manager Altera Corporation San Jose, CA, USA Tel: 408-544-8158 Mobile: 408-458-6865 E-Mail: smartens@altera.com